Exhibit 21.1

List of Subsidiaries of Par Pharmaceutical Holdings, Inc.

Name	State/Country of Organization or Incorporation
Anchen Incorporated	Delaware
Anchen Pharmaceuticals, Inc.	California
Par Biosciences Lab Private Limited	India
Innoteq, Inc.	Connecticut
JHP Group Holdings, Inc.	Delaware
JHP Acquisition, LLC	Delaware
Kali Laboratories, Inc.	New Jersey
Par, Inc.	Delaware
Par Laboratories Europe, Ltd.	United Kingdom
Par Formulations Private Limited	India
Par Pharmaceutical, Inc.	Delaware
Par Pharmaceutical Companies, Inc.	Delaware
Par Sterile Products, LLC	Delaware
Sky Growth Intermediate Holdings I Corporation	Delaware
Sky Growth Intermediate Holdings II Corporation	Delaware